                                 UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION      +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2005  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |             |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
(Check One)
[ ] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-QSB
[ ] Form N-SAR

For Period Ended: June 30, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
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| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


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Full Name of Registrant:

NexGen Vision, Inc.
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Former Name if Applicable

K-1 Builders, Inc.
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Address of Principal Executive Office (Street and Number)

1535 Oak Industrial Lane, Suite F
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City, State, Zip Code

Cumming, Georgia  30041
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Senior management of NexGen Vision, Inc. (the "Company") was unable to complete its review the information contained in the quarterly report within the required time, and as a result, the Company was unable to file.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gary Lafferty                       770                886-3200
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that the Company's net sales for the quarter ended June 30, 2003 were $533,078 as compared to net sales of $936,665 during the same period in 2002. The change is attributable to decreased inventory levels as a result of reduced working capital. However, the Company sustained a net loss of $1,083,219 for the quarter ended June 30, 2003 as compared to net loss of $2,957,398 during the same period in 2002. The decrease is attributable to license, commitment, and attorney's fees paid during the quarter ended June 30, 2002.


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                              NexGen Vision, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003                    By: /s/ Jack Wissner
     -----------------------------       -------------------------------------
                                         Jack Wissner, Chief Financial Officer

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.